

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 9, 2014

Via E-mail
Mikhail Bukshpan
President, Treasurer, Secretary and Director
Toucan Interactive Corp.
Sabanilla de Montes de Oca
Urbanizacion Carmiol, Casa 254
San Jose, Costa Rica

> **Re: Toucan Interactive Corp.**
> **Registration Statement on Form S-1**
> **Filed April 15, 2014**
> **File No. 333-195267**

Dear Mr. Bukshpan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   It appears that your company is a "shell company" as defined in Rule 405 of Regulation C. In this regard, we note that your company has had no or nominal operations and assets since inception in January 2014. Please revise the cover page of your prospectus to prominently disclose that you are considered a shell company and discuss under "Shares Eligible for Future Sale" the resale limitations imposed by Rule 144(i) due to your shell company status.

2.   Confirm through added disclosure, if true, that you do not believe that the company is a blank-check company because the company and its affiliates and promoters have no plans or intentions to engage in a merger or acquisition with an unidentified company or person or, once it is a reporting company, to be used as a vehicle for a private company to become a reporting company.

3. Please revise to clarify that there is no minimum amount of common stock that must be sold by the company, and that the proceeds from the offering will not be placed in escrow but will be immediately available for use by the company. Clearly disclose that you may receive no proceeds or very minimal proceeds from the offering and potential investors may end up holding shares in a company that:

    - has not received enough proceeds from the offering to begin operations; and
    - has no market for its shares.

4. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

    - Disclose that you are an emerging growth company;

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

    - State your election under Section 107(b) of the JOBS Act:

        o If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

        o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

5. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Cover Page

6.   Please revise to include the page number where Risk Factor disclosure begins. Please see Item 501(b)(5) of Regulation S-K.

Prospectus Summary, page 4

7.   Your discussion of your business plan is highly abbreviated and therefore difficult for the reader to understand. Please revise to provide a fuller description. For example, clarify what is meant by "credit options," explain more specifically what type of information will be available and which countries will be represented on your website. Throughout your discussion, carefully distinguish between current activities and future plans. State when you expect to have your website up and running. Disclose that the company has no employees, does not expect to hire any employees in the foreseeable future, and that Mr. Bukshpan will be devoting only about twenty-five hours per week to the business of the company.

The Offering, page 4

8.   Please revise to clarify, where you discuss the duration of the offering, that the board of directors consists solely of Mr. Bukshpan.

Risk Factors, page 6

9.   Please delete the language in the introductory paragraph discussing unknown and immaterial risk factors. It is appropriate to assert that you have included all material risk factors that you are currently aware of. However, discussing the possibility of risks that currently appear immaterial but may become material at some later time is unnecessarily confusing.

10.   Revise to include a risk factor discussing the risk that because the company's place of business and CEO are both located abroad, shareholders may have difficulty enforcing their rights against them. We note the disclosure to this effect on page 18.

Our website malfunctions could potentially result in client loss, page 6

11.   We note that you reference "two of our four main sources of income," but that you discuss advertisement contracts only. Please revise to disclose the other sources of income, and clarify that all four are anticipated sources of income at this point in the company's development.

General Economic Conditions, page 8

12.	Please revise your risk factor heading to indicate the risk attendant upon the company from general economic conditions.

Dilution, page 10

13.	Your pro forma net tangible book value per common share after offering does not appear to reflect $12,000 in estimated offering costs. Please revise or advise us.

Description of Business, page 14
The Website, page 17
Target Market, page 18

14.	Revise the Description of Business section to provide a fuller and more complete description of your business plan. Revise the sections labelled The Website and Target Market to place them near the beginning of the Description of Business section. Explain more specifically what type of information will be available on the website regarding credit opportunities. For example, please explain whether you expect to provide information regarding interest rates. We note that banks do not necessarily make lending rates available on their own websites. Explain more clearly what type of demand you anticipate for credit opportunities over all the Americas. Do you foresee an interest by customers over a broad range of countries or do you expect that there will be primarily discrete markets for each country? With respect to online consultation, please explain where you expect to obtain more detailed information regarding lenders than is available on the internet.

Agreements with Web Designers and Advertisers, page 16

15.	Please clarify whether or not either or both of the agreements are with related parties.

16.	Disclose what type of company Kolobok Distribution Inc. is, and what type of advertising they would place on your website.

Plan of Operation, page 11

17.	Please revise to clarify how it would impact your plan of operation if you are able to raise only 25% or 50% of the total proceeds of the offering.

Description of Business, page 15

18.	We are uncertain how you determined that you will collect $5 from advertisers per click on your website, as you state you will in paragraph one on page 15. Please advise.

Agreements with Web Designers

19.   Please revise as necessary and confirm in your introductory paragraph that you have
included the material terms of the agreements you describe, as opposed to some of the
terms only.

The Website, page 17

20.   You state that the website is under construction. However, your discussion of the
agreement with the web developer on the previous page suggests that the work on the
website has not begun and will not begin until funds are received in the offering to enable
the payment of a 30% deposit. Please revise to clarify.

Our Competition, page 18

21.   When you say that no other website exists that provides "the same services,"
please revise to disclose that there are websites that offer similar services, such as
google.com's webpage that compares a variety of credit cards available in the U.S.
Discuss in detail how your business plan is different from such competitors.

Report of Independent Registered Public Accounting Firm, page F-2

22.   You state in your prospectus cover pages on page 3 that your independent registered
public accountant has issued an audit opinion for the company that includes a statement
expressing substantial doubt as to your ability to continue as a going concern, which
appears appropriate given your financial position. You also discuss your auditors "going
concern" opinion within your liquidity discussion on page 13. However, your auditors
report does not appear to include an explanatory paragraph related to going
concern. Please have your auditors revise their report or tell us how they considered AU
341 in evaluating whether there was substantial doubt about the company´s ability to
continue as a going concern.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
John T. Root, Jr.